UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

ESG INC.

(Exact name of registrant as specified in its charter)

Nevada	Commission File No.	I.R.S. Employer Identification No.
State or other jurisdiction of incorporation	000-56532	87-1918342

433 East Hillendale Road

Chadds Ford, Pennsylvania 19317

(Address of principal executive offices)

(267) 467-5871

(Registrant's telephone number, including area code)

Approximate Date of Mailing: October 21, 2026

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF ESG INC.’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND A PROXY.

INTRODUCTION

This Information Statement is being furnished on or about October 21, 2026 to holders of record at the close of business on October 20, 2026 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of ESG Inc., a Nevada corporation (“ESG,” the “Company,” “we,” “us” or “our”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes in connection with an anticipated change in a majority of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders.

On October 15, 2026, DCG China Limited (“DCG” or the “Seller”), BevPoint Capital LP, a Florida limited partnership (“BevPoint” or the “Buyer”), and the Company, solely with respect to provisions applicable to the Company, entered into a Control Share Purchase and Transfer Agreement (the “Definitive Agreement”). Under the Definitive Agreement, DCG agreed to sell to BevPoint 9,641,110 shares of Common Stock (the “Control Shares”) for an aggregate purchase price of $250,000, consisting of $125,000 in cash at Closing and a $125,000 promissory note due six months after the Closing Date.

The Definitive Agreement states that the Control Shares represented approximately 61.836% of the Company’s outstanding Common Stock based on 15,591,376 shares of Common Stock outstanding at the time of execution. On October 15, 2026, the Board separately approved the issuance of 94,045 restricted shares of Common Stock as new, one-time officer and director compensation. The issuance has been instructed to the Company’s transfer agent with an effective date of October 15, 2026 and is being processed, but had not been completed by the transfer agent as of the Record Date. Upon completion of the issuance, 15,685,421 shares of Common Stock will be outstanding and the Control Shares will represent approximately 61.47% of the outstanding Common Stock.

The Definitive Agreement provides that, subject to satisfaction of the applicable closing conditions, the incumbent directors and officers of the Company will resign and successor directors and officers designated by BevPoint will be appointed through valid corporate action. No Buyer-designated director whose appointment would result in a change in a majority of the Board will take office until at least 10 days after this Information Statement has been filed with the Securities and Exchange Commission (the “SEC”) and transmitted to the Company’s stockholders of record, as required by Rule 14f-1.

You are urged to read this Information Statement carefully. You are not required to take any action.

THE DEFINITIVE AGREEMENT AND ANTICIPATED CHANGE IN CONTROL

The closing of the control-share transaction (the “Closing”) is expected to occur after the Rule 14f-1 waiting period and satisfaction or waiver of the other conditions set forth in the Definitive Agreement. At Closing, after Seller confirms receipt of the $125,000 cash payment and the related note and closing documents are released in accordance with the Definitive Agreement, the Company’s transfer agent is expected to register the Control Shares in the name of BevPoint Capital LP. Upon that transfer, BevPoint will acquire majority voting control of the Company based on the Common Stock then outstanding.

The Definitive Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K reporting entry into the Definitive Agreement filed with the SEC on October 20, 2026. The description of the Definitive Agreement in this Information Statement is qualified in its entirety by reference to the Definitive Agreement, which is incorporated by reference herein.

VOTING SECURITIES

The Company is authorized to issue 65,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the Record Date, 15,591,376 shares of Common Stock were issued and outstanding and entitled to vote. In addition, the Board has approved 94,045 restricted shares of Common Stock for issuance effective October 15, 2026. The issuance is being processed by the Company’s transfer agent and is not included in the Record Date outstanding-share amount. Upon completion of the issuance, 15,685,421 shares of Common Stock will be outstanding.

No preferred stock is outstanding as of the date of this Information Statement. Series A Control Preferred Stock contemplated by the Definitive Agreement has not been issued, and its issuance is not a condition to Closing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of the Company’s Common Stock immediately before and immediately after the Closing on a pro forma basis giving effect to the pending issuance of the 94,045 restricted shares described above. For purposes of the table, percentages are calculated using 15,685,421 shares of Common Stock, the number expected to be outstanding upon completion of the pending issuance. As of the Record Date, 15,591,376 shares of Common Stock were actually issued and outstanding. Beneficial ownership is determined in accordance with SEC rules. Shares reported for BevPoint Capital LP are also reported as beneficially owned by Christopher C. Sellers because he has voting and dispositive power over securities held by BevPoint; those shares should not be viewed as additive.

Name of Beneficial Owner	Shares Beneficially Owned Before Closing	% Before Closing	Shares Beneficially Owned After Closing	% After Closing
DCG China Limited	9,641,110	61.47%	0	0%
Zhi Yang (1)	9,703,571	61.86%	62,461	0.40%
BevPoint Capital LP	0	0%	9,641,110	61.47%
Christopher C. Sellers (2)	0	0%	9,641,110	61.47%
Richard Xie	6,176	0.04%	6,176	0.04%
Neal Naito	9,528	0.06%	9,528	0.06%
Edward F. Gobora	15,880	0.10%	15,880	0.10%
John F. Giarrante	0	0%	0	0%
Carl Berry	0	0%	0	0%
Incoming directors and executive officers as a group (3 persons)	0	0%	9,641,110	61.47%

Percentages in the table are calculated on a pro forma basis using 15,685,421 shares of Common Stock outstanding after giving effect to the pending issuance of the 94,045 restricted shares approved for issuance effective October 15, 2026. As of the Record Date, the transfer agent had not completed the issuance.

(1) Includes 9,641,110 shares held by DCG and 62,461 shares held directly by Zhi Yang. Zhi Yang has voting control over DCG and therefore is deemed to beneficially own the shares held by DCG. Following Closing, DCG will transfer all 9,641,110 Control Shares to BevPoint, while Zhi Yang will continue to beneficially own his 62,461 directly held shares.

(2) The Control Shares will be registered in the name of BevPoint Capital LP. Christopher C. Sellers has voting and dispositive power with respect to securities held by BevPoint and will therefore be deemed to beneficially own the 9,641,110 Control Shares held by BevPoint following Closing.

ANTICIPATED CHANGE IN THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The current Board consists of Zhi Yang, Richard Xie and Neal Naito. The Company’s current executive officers include Zhi Yang, Chief Executive Officer, and Edward F. Gobora, Chief Financial Officer. Under the Definitive Agreement, the incumbent directors and officers are expected to resign at Closing, and BevPoint’s designees are expected to be appointed as successor directors and officers, subject to the Rule 14f-1 waiting period and applicable Nevada law.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Current Position
Zhi Yang	51	Chief Executive Officer and Director
Richard Xie	55	Director
Neal Naito	64	Director
Edward F. Gobora	59	Chief Financial Officer

The current directors and executive officers will remain in their respective positions until the Closing, subject to the Definitive Agreement, the Rule 14f-1 waiting period and applicable law.

INCOMING DIRECTORS AND EXECUTIVE OFFICERS

At Closing, the following three BevPoint designees are expected to be appointed to the Board. Christopher C. Sellers is also expected to be appointed Chief Executive Officer and President. The appointments will become effective only after expiration of the applicable Rule 14f-1 period and satisfaction of the other Closing conditions.

Christopher C. Sellers is expected to be appointed Chief Executive Officer, President and Chairman of the Board. Mr. Sellers began his career at Southern Eagle Distributing, an Anheuser-Busch distributor, after graduating from Florida Atlantic University in 1995. He progressed through management, category management and national-account roles and was appointed Vice President of Sales & Marketing in 2012 and preliminarily approved as a Successor Manager under the AB InBev equity agreement in 2012. In 2013, he became an independent supplier owner in the craft spirits category. He later co-founded Two Trees Distilling, served as its President and a director from 2018 to 2023, and served as President and a director of Prost Beverage Company from 2013 to 2023. Since 2023, he has been the founder and manager of BevPoint Capital LP and BevPoint Group LLC. The Board believes Mr. Sellers’ more than 25 years of executive, beverage-industry, distribution, business-development and transaction experience qualify him to serve as a director and Chairman of the Company.

John F. Giarrante is expected to be appointed a director. Since October 2025, Mr. Giarrante has served as Senior Vice President, Business Development of Torch Drinks, a hemp-derived THC beverage company, following service as a consultant to Torch Drinks from November 2024 through September 2025. He is also Co-Founder and Chief Brand Strategist of Axis AI, an AI implementation services company for small and mid-sized businesses. Since 2012, he has served as Chief Marketing Officer and Strategic Advisor of MJ Bevolution Inc., a beverage innovation and brand strategy firm. From 2015 to 2025, he was Founder and Chief Executive Officer of ShowMe Beverages, a beverage distribution company. Earlier in his career, he held brand and innovation leadership roles at Anheuser-Busch and Diageo. The Board believes Mr. Giarrante’s more than 25 years of beverage-industry, brand, commercial strategy and distribution experience qualify him to serve as a director.

Carl Berry is expected to be appointed a director. Mr. Berry is Co-Founder of Paradigm Hospitality Group, a multi-unit restaurant company with a portfolio of owned, managed and designed brands. He has approximately 26 years of hospitality-industry experience and held leadership roles including Chef, General Manager and Director of Training during a 16-year tenure at Duffy’s Sports Grill. Since co-founding Paradigm Hospitality Group in 2019, he has led the development and acquisition of multiple concepts and oversees food and beverage operations for the US Open Pickleball Championships. The Board believes Mr. Berry’s extensive hospitality, multi-unit operations and management experience qualify him to serve as a director.

There are no family relationships among the Incoming Directors or between any Incoming Director and any current director or executive officer of the Company.

Based on information provided to the Company, none of the Incoming Directors has been involved during the past ten years in any legal proceeding required to be disclosed under Item 401(f) of Regulation S-K.

The Incoming Directors are being designated by BevPoint pursuant to the Definitive Agreement. There are no other arrangements or understandings between any Incoming Director and any other person pursuant to which he was selected as a director or executive officer of the Company.

Name	Age	Position to Become Effective at Closing / After Rule 14f-1 Period
Christopher C. Sellers	54	Chief Executive Officer, President and Chairman of the Board
John F. Giarrante	61	Director
Carl Berry	42	Director

BOARD COMMITTEES; DIRECTOR INDEPENDENCE

The Company has standing Audit, Compensation, and Nominating and Corporate Governance Committees. The existing committee structure will remain in place until Closing unless changed by valid Board action. Based on the information provided to the Company, John F. Giarrante and Carl Berry have no relationship with the Company that would interfere with the exercise of independent judgment as directors. Christopher C. Sellers will serve as Chief Executive Officer and President and therefore will not be treated as an independent director. The reconstituted Board will determine committee assignments after Closing.

Following Closing, Mr. Sellers is expected to serve as both Chairman of the Board and Chief Executive Officer. The reconstituted Board may reassess its leadership structure and governance arrangements from time to time as it determines appropriate.

INSIDER TRADING POLICY

The Company has adopted insider trading policies and procedures governing transactions in the Company’s securities by its directors, officers and employees and by the Company that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations.

EXECUTIVE COMPENSATION; DIRECTOR COMPENSATION

For the fiscal years ended December 31, 2025 and 2024, Zhi Yang received no salary, bonus, stock awards, option awards, non-equity incentive compensation, deferred compensation earnings or other compensation from the Company. Edward F. Gobora, who was appointed Chief Financial Officer on August 27, 2025, received no compensation from the Company during 2025. No compensation was paid for service as a director during 2025. As of December 31, 2025, the Company had no employment or other compensation agreement with its executive officers and no outstanding plan-based or equity awards held by them. On October 15, 2026, the Board separately approved new, one-time restricted-stock compensation awards aggregating 94,045 shares with an aggregate stated compensation value of $178,000: 62,461 shares valued at $118,000 to Zhi Yang for service as Chief Executive Officer and director, 15,880 shares valued at $30,000 to Edward F. Gobora as Chief Financial Officer, 6,176 shares valued at $12,000 to Richard Xie as a director, and 9,528 shares valued at $18,000 to Neal Naito as a director. These awards are separate from the purchase price paid by BevPoint to DCG.

As of the date of this Information Statement, the Company has not entered into any employment agreement, consulting agreement, compensation arrangement, equity award or similar compensatory arrangement with Christopher C. Sellers, John F. Giarrante or Carl Berry. Their designation is pursuant to the Definitive Agreement. Any future compensation arrangement will be subject to appropriate Board approval and disclosure as required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s public filings describe related-party matters involving current management and affiliates. Under the Company’s Code of Business Conduct and Ethics, potential conflicts and related-person matters are subject to disclosure and review, and interested directors are excluded from approval where appropriate.

Based on information provided to the Company, none of the Incoming Directors has any direct or indirect material interest in a transaction with the Company requiring disclosure under Item 404 of Regulation S-K, other than Christopher C. Sellers’ relationship with BevPoint and the transactions contemplated by the Definitive Agreement described herein.

SECTION 16(a) REPORTING

Section 16(a) of the Exchange Act requires directors, certain executive officers and beneficial owners of more than 10% of a registered class of equity securities to file ownership reports with the SEC. The Company’s most recent annual-report disclosure did not identify any delinquent Section 16(a) reports.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided solely for informational purposes and is not being furnished in connection with a vote of the Company’s stockholders. The anticipated Board changes described herein will be effected pursuant to the Definitive Agreement and valid corporate action, subject to the Rule 14f-1 waiting period and applicable Nevada law. The Company is not soliciting proxies, and stockholders are not requested to send a proxy or take any other action in response to this Information Statement.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Stockholders wishing to communicate with the Board or any individual director may write to ESG Inc., 433 East Hillendale Road, Chadds Ford, Pennsylvania 19317, Attention: Chief Executive Officer. Communications will be handled in accordance with the Company’s governance practices.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the SEC. These filings are available without charge through the SEC’s EDGAR system at www.sec.gov.

Stockholders may request copies of Company filings without charge from ESG Inc., 433 East Hillendale Road, Chadds Ford, Pennsylvania 19317, Attention: Investor Relations, or by calling (267) 467-5871.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned, thereunto duly authorized.

ESG INC.

Date: October 21, 2026

By: __/s/ Zhi Yang ______

Zhi Yang, Chief Executive Officer